UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _____________________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No. __)*

 _____________________________________

HANCOCK FABRICS, INC.
(Name of Issuer)

 _____________________________________

Common Stock, par value $0.01
(Title of Class of Securities)

409900107
(CUSIP Number)

 _____________________________________

C. Brophy Christensen, Esq.
Eric Sibbitt, Esq.

O’Melveny& Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA 94111
415-984-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2014
(Date of Event Which Requires the Filing of this Statement)

 _____________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: 

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 409900107	Page 2 of 5 Pages

1	Names of reporting persons Steven R. Morgan
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) 
6	Citizenship or place of organization United States
Number of	7	Sole Voting Power 1,322,368
shares beneficially owned by	8	Shared Voting Power 0
each reporting person	9	Sole Dispositive Power 1,322,368
with	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.03%
14	Type of Reporting Person IN

CUSIP No. 409900107	Page 3 of 5 Pages

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 (“Common Stock”) of Hancock Fabrics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is One Fashion Way, Baldwyn, MS 38824.

Item 2.     Identity and Background.

(a) This statement is being filed by Steven R. Morgan (the “Reporting Person”).

(b) The Reporting Person’s business address is One Fashion Way, Baldwyn, MS 38824.

(c) The Reporting Person is presently the President and Chief Executive Officer of the Issuer.

(d)(e) In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

Of the total aggregate shares of Common Stock held by the Reporting Person, 1,291,424 consists of shares awarded to the Reporting Person pursuant to his employment agreement dated November 7, 2011 or pursuant to the Issuer’s equity incentive plans. The Reporting Person used his personal funds to acquire the remainder of the shares of Common Stock held by him from the open market.

Item 4.     Purpose of Transaction.

As described in Item 3 above, some of the shares of Common Stock were awarded to the Reporting Person by the Issuer and some of the shares were acquired by him on the open market. Such shares of Common Stock are held for investment purposes.

The Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) and (b)     The Reporting Person currently has sole voting and dispositive power over 1,322,368 shares of Common Stock (which includes any shares of Common Stock subject to time vesting), representing approximately 6.03% of the outstanding shares of Common Stock.

The percentage ownership of the Reporting Person is determined in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934 and has been calculated by dividing (i) the sum of the aggregate number of outstanding shares of Common Stock beneficially owned by the Reporting Person by (ii) the sum of the 21,947,998 shares of Common Stock outstanding as of October 17, 2014.

(c)     On October 17, 2014, the Reporting Person was granted 320,000 shares subject to time vesting with 25% vesting on each of October 17, 2015, October 17, 2016, October 17, 2017 and October 17, 2018. Other than this transaction, there were no transactions by the Reporting Person in the Common Stock that was effected in the past sixty days.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

CUSIP No. 409900107	Page 4 of 5 Pages

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Reporting Person’s employment agreement and the award agreements under the Issuer’s equity incentive plans, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1	Power of Attorney dated as of October 27, 2014.

CUSIP No. 409900107	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 27, 2014

STEVEN R. MORGAN

By:     /s/ Steven R. Morgan